Filed by Old National Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Indiana Community Bancorp

Commission File No.: 000-18847

January 25, 2012

Dear Associate,

Today’s partnership announcement signals the alliance of two storied Hoosier banks that share a firm commitment to passionate, personal service and a legacy of community involvement and leadership.

Like Indiana Bank & Trust, Old National is committed to exceeding the expectations of the families, businesses and communities it serves. And like Indiana Bank & Trust, Old National strives to promote the growth and development of its associates, both personally and professionally.

Old National is also firmly committed to open, honest communication. With this in mind, your Old National Welcome Folder contains the following key resources:

•	A brief Q&A to help you better understand the Old National mission, vision and culture

•	Talking points to assist in answering client questions

•	A 2012 Old National benefits summary

•	A simple and concise “Why Old National?” information sheet that will better familiarize you with the company and help you share the Old National story with your family and your clients

•	A copy of the Old National Community Investment Report

•	A Vision, Mission and Values index card

In addition, you are encouraged to visit a special Internet welcome site: oldnational.com/welcome. There you can view the Old National associate handbook and learn about key programs and initiatives.

Please know that we will be working together over the coming weeks and months to help you navigate this transition. We are confident that this partnership will strengthen all of our abilities to meet and exceed the needs of our clients and communities, and we look forward to a very bright and successful future together.

Sincerely,

Bob Jones	John Keach Jr.

President and CEO	Chairman and CEO
Old National Bancorp	Indiana Bank & Trust

‘About Old National’ FAQ (for internal use only)

Why did Old National seek this partnership?

Old National recognized a unique opportunity to partner with a storied Indiana bank with an outstanding legacy and a strong commitment to client service. As we began to explore the possibility of this partnership in greater detail, the leadership teams from both companies quickly became convinced that the culture of high accountability and community- and client-focused banking that you are accustomed to as an Indiana Bank & Trust employee was consistent with the Old National principles, vision and values. We are confident that this new partnership represents a tremendous fit, and we firmly believe it will benefit you and your family, your current clients and the communities where you work and live.

What are Old National Bank’s mission, vision and core values?

Our mission is to consistently exceed the expectations of our clients, associates and shareholders, and to be a bank that our clients embrace as their full-service financial partner…for life. We work to achieve this by steadfastly adhering to a set of strategic imperatives and by never wavering from our seven core values: Integrity, Teamwork, Leadership, Community, Responsibility with Accountability, Bias for Action and Excellence.

Our vision is to be recognized in our communities as THE bank that builds long term, highly valued relationships with our clients. These loyal relationships will be earned through the passionate commitment of our enthusiastic and energetic team of associates who provide unequalled client care and solutions. This commitment and focus on our clients and communities will result in consistent, quality earnings for our shareholders.

What are Old National’s strategic imperatives and how do they guide us?

We operate under three strategic imperatives designed to move us toward our goal of being a high-performing institution: 1) Continue to strengthen our risk profile; 2) Increase our management discipline; 3) Provide consistent, quality earnings to our shareholders.

At the core of these imperatives is a constant focus on improving our risk profile, which has allowed us to remain a solid, steady performer during difficult economic times. Guided by these strategic imperatives, we focus on achieving sustainable, long-term growth through exceptional client service, active community engagement and a steady, fundamental approach to banking.

How do we approach client service?

Simply put, we take the time to get to know each client and to understand their needs and their dreams. Rather than offering one-size-fits-all “solutions,” we work to tailor a suite of financial products and services that allows each client to achieve their goals.

In some markets, our banking centers feature amenities that treat our clients to a decidedly different approach to banking. These amenities include free gourmet coffee, cozy cyber cafés, and free 24-hour community rooms. In every market we serve, an unwavering focus on passionate, personal client service is the cornerstone of our success and THE feature that differentiates us from our competitors.

‘About Old National’ FAQ (for internal use only)

What other lines of business are part of the Old National family?

In addition to providing comprehensive retail, commercial and business banking services, Old National serves the insurance, wealth management and investment needs of our clients.

•	Old National Insurance specializes in retail property and casualty insurance, employee benefits plans and a variety of other services, including risk management and alternative risk programs.

•	Old National Wealth Management specializes in managing and maintaining the wealth of families, corporations and foundations with a one-on-one personal approach to growing client assets.

•

From individual investor services like estate planning, portfolio reviews and retirement strategies to institutional services like investment management and retirement and benefit plans, the Old National Investments team serves clients with a broad spectrum of products and services.

How do Old National associates across three states stay connected?

The Old National Intranet site is a powerful tool for sharing company and associate news, best practices and other important information on a daily basis. In addition, the Intranet contains a wide variety of forms and tools, along with important benefits and recruitment information, educational opportunities made available by the ONUniversity training team, an interactive organizational chart and a Water Cooler bulletin board where associates can share information on a variety of topics.

Most associates also have access to Groupwise, a user-friendly email program that allows them to communicate internally and externally, and to send and receive appointments and track them via an electronic calendar.

In addition, Old National President & CEO Bob Jones keeps associates abreast of important events and announcements via email and occasional audio postings on the Intranet. Bob and other leaders also invite associates to join them in person or by phone for a quarterly town hall-style discussion. And associates are always free to “Ask Bob Anything” by sending an email message to a special “Ask Bob” email address.

How does Old National encourage and empower career and personal development?

Associates are encouraged to continually expand their knowledge by attending classes offered by ONUniversity, our in-house training department, and also are empowered to pursue other approved educational opportunities. Available jobs within Old National are generally posted on the Intranet, and associates are encouraged to apply for any open position. Strong consideration is given to qualified internal candidates.

‘About Old National’ FAQ (for internal use only)

We also offer mentoring-based career development programs which provide opportunities for associates at every level of the company to gain the skills and insights needed to achieve personal and professional growth.

Quarterly feedback and annual reviews allow associates and their supervisors to establish development criteria and to engage in an ongoing, open dialogue about personal and career goals and opportunities for advancement. An annual “Pulse” survey allows associates to provide confidential feedback about a wide variety of issues, including internal communications, management performance and job satisfaction.

How does Old National encourage and empower community involvement?

Community involvement is encouraged and celebrated as a key component to achieving more for our clients, associates and shareholders. In 2010, Old National was humbled and honored to join AT&T, the Campbell Soup Company and Intel as recipients of the Points of Light Corporate Engagement Award for Excellence, arguably the highest annual recognition of corporate volunteer service and community engagement. This honor illuminates our long-standing commitment to partnership, which we believe is an essential component of community banking.

In 2011, Old National funded nearly $3 million in grants and sponsorships, and our associates donated nearly 77,000 total volunteer hours in support of more than 2,000 organizations throughout our three-state footprint of Indiana, Illinois and Kentucky.

In addition, our annual ONe Wish program allows associates to nominate themselves, a co-worker or a member of their household to have a special wish granted by the company.

When can I expect to receive further information about benefits?

Old National is committed to providing all of our associates and their families with competitive benefits choices. In this folder, you have a brief overview of our benefit programs. We will be distributing more detailed information in conjunction with benefits enrollment. We recognize that many of our transitioning associates have questions regarding benefits options and coverages; in the next few weeks, members of our Human Resources team will hold meetings with associates to explain the benefits offered and to answer questions.

How can I learn more about Old National?

In addition to the information contained in this resource folder, a special welcome site has been established on the Internet for transitioning employees: www.oldnational.com/welcome. There you can view the Old National associate handbook, learn about key company news and programs, and click on “Ask Bob” to send Old National President and CEO Bob Jones a confidential email question.

You can also visit our corporate website – oldnational.com – where you’ll find a wide array of information, including a corporate profile and our corporate annual report, along with information related to our products and services, press releases, community involvement information, a banking center locator and much more.

Talking Points for Indiana Bank & Trust Associates (for internal use only)

Please tell me more about this partnership.

On January 25, 2012, Old National Bancorp publicly announced its intentions to acquire Indiana Community Bancorp, the holding company for Indiana Bank & Trust. With this partnership, Old National is acquiring all Indiana Bank & Trust branches, including this one.

Plans call for the transaction to be completed and for all Indiana Bank & Trust branches to become Old National branches during the second quarter of 2012.

Tell me about Old National.

Old National is a secure, FDIC-insured community bank that is fully committed to Indiana Bank & Trust clients and to this community.

Headquartered in Evansville, Ind., Old National has a 178-year legacy of serving Hoosier families, businesses and communities. (Offer them ONB flyer).

Old National has the third largest branch network in Indiana with offices as far north as Elkhart and Mishawaka, as well as branches throughout the heart of the state and in Louisville, Western Kentucky and Illinois.

In addition to providing comprehensive retail, commercial and business banking services, Old National offers insurance, wealth management and investment services.

You can also learn more at oldnational.com

Why did Indiana Bank & Trust make the decision to partner with Old National?

This is an opportunity for us to join with Indiana’s leading financial institution and to offer an even greater selection of financial products and services to our clients. Old National is an Indiana-based community bank, just like Indiana Bank & Trust, and the leadership teams from both companies quickly became convinced that the service-focused banking that you are accustomed to was consistent with Old National’s principles and vision. We are confident that this new partnership represents a tremendous fit for our clients and the communities we serve.

When will my accounts change?

Absolutely nothing is changing right now. We are still Indiana Bank & Trust, and you should continue to bank as you always have (same checks, same locations, same ATMs). You can also expect to see the same faces you’ve become accustomed to seeing.

Old National is committed to clearly communicating any changes that may be made to your accounts. In 2012, some changes may be made but we will work hard to ensure the process is smooth and seamless for you.

Talking Points for Indiana Bank & Trust Associates (for internal use only)

Is my money safe? If I have money here and at Old National are my deposits covered?

Your money is absolutely safe and secure. Old National is an FDIC-insured community bank that is strong, secure and well capitalized.

If you have accounts at both banks and the combined balance is equal to or less than $250,000, your deposits are fully insured. If your combined balances are greater than $250,000, your FDIC coverage may be affected. The coverage is dependent on how your accounts are titled. Let’s review your deposits at each bank (access www.FDIC.gov for the deposit evaluator to determine FDIC coverage).

Can I go to an Old National Banking center to make a deposit today?

No, for the near future you’ll continue to bank as you do today. I’ll continue to take care of you here. Our online banking system and all of our telephone numbers are also still the same. As we move along in this partnership, we’ll let you know how you can take advantage of the increased number of convenient ways to bank utilizing the Old National network.

Absolutely nothing is changing right now. We are still Indiana Bank & Trust and you should continue to bank as you always have (same checks, same locations, same ATMs). You can also expect to see the same faces you’ve become accustomed to seeing.

Will this change your commitment to the community?

Absolutely not. Community involvement is encouraged and celebrated at Old National as an important part of the company’s culture. In fact, in 2010 Old National joined AT&T, the Campbell Soup Company and Intel as recipients of the Points of Light Corporate Engagement Award for Excellence, arguably the highest annual recognition of corporate volunteer service and community engagement. This honor illustrates Old National’s long-standing commitment to community.

This past year, Old National funded nearly $3 million in grants and sponsorships, and their associates donated nearly 77,000 total volunteer hours in support of more than 2,000 organizations throughout the three-state footprint of Indiana, Illinois and Kentucky.

Additional Information for Shareholders

In connection with the proposed merger, Old National Bancorp will file with the Securities and Exchange Commission a Registration Statement on Form S-4 that will include a Proxy Statement of Indiana Community Bancorp and a Prospectus of Old National Bancorp, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Old National Bancorp and Indiana Community Bancorp, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Old National Bancorp at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from Indiana Community Bancorp by accessing Indiana Community Bancorp’s website at www.myindianabank.com under the tab “Shareholder Relations” and then under the heading “Documents.”

Old National Bancorp and Indiana Community Bancorp and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Indiana Community Bancorp in connection with the proposed merger. Information about the directors and executive officers of Old National Bancorp is set forth in the proxy statement for Old National’s 2011 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 25, 2011. Information about the directors and executive officers of Indiana Community Bancorp is set forth in the proxy statement for Indiana Community Bancorp’s 2011 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 22, 2011. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This letter contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, descriptions of Old National Bancorp’s and Indiana Community Bancorp’s financial condition, results of operations, asset and credit quality trends and profitability and statements about the expected timing, completion, financial benefits and other effects of the proposed merger. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed merger not being realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed merger might not be obtained; market, economic, operational, liquidity, credit and interest rate risks associated with Old National Bancorp’s and Indiana Community Bancorp’s businesses, competition, government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); the ability of Old National Bancorp or Indiana Community Bancorp to execute their respective business plans (including the proposed acquisition of Indiana Community Bancorp); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of either Old National Bancorp’s or Indiana Community Bancorp’s internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this letter and other factors identified in Old National Bancorp’s and Indiana Community Bancorp’s Annual Reports on Form 10-K and other periodic filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date of this letter, and neither Old National Bancorp nor Indiana Community Bancorp undertakes an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this letter.